Teekay lng partners Q4-2015 Earnings AND BUSINESS OUTLOOK presentation February 18, 2016 Exhibit 99.2

Forward Looking Statement This presentation contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements regarding: the Partnership’s expected fixed future revenues and weighted average remaining contract length; the Partnership’s use of internally generated cash flows to contribute to the funding of growth projects; the impact of cash distribution reductions on the Partnership’s financial position; the potential for future cash distribution changes; the impact of growth projects on the Partnership’s future distributable cash flow per unit; the timing of newbuilding vessel deliveries and project start-up and the commencement of related contracts; the outcome of the Partnership’s dispute over the Magellan Spirit charter contract termination; the impact of future growth projects on the Partnership’s future cash flows; the stability and growth of the Partnership’s future cash flows; the total cost and financing for the Bahrain project; the capacity of the project; and the charter deferral on the Partnership’s two 52 percent owned LNG carriers on charter to the Yemen LNG project. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: potential shipyard and project construction delays, newbuilding specification changes or cost overruns; costs relating to projects; changes in production of LNG or LPG, either generally or in particular regions; changes in trading patterns or timing of start-up of new LNG liquefaction and regasification projects significantly affecting overall vessel tonnage requirements; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; the potential for early termination of long-term contracts of existing vessels in the Teekay LNG fleet; the inability of charterers to make future charter payments; the inability of the Partnership to renew or replace long-term contracts on existing vessels; factors affecting the outcome of the Partnership’s dispute over the Magellan Spirit; the Partnership’s and the Partnership’s joint ventures’ ability to raise financing for its existing newbuildings and projects or to purchase additional vessels or to pursue other projects; factors affecting the resumption of the LNG plant in Yemen; the inability of the Partnership to collect the deferred charter payments from the Yemen LNG project; and other factors discussed in Teekay LNG Partners’ filings from time to time with the SEC, including its Report on Form 20-F for the fiscal year ended December 31, 2014 and Form 6-K for the quarters ended March 31, 2015, June 30, 2015 and September 30, 2015. The Partnership expressly disclaims any obligation to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Partnership’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

Recent Highlights Generated distributable cash flow1 of $61.5 million and cash flow from vessel operations2 of $121.1 million in Q4-15 Increase in CFVO of 6% from Q3-15 DCF per LP unit of $0.77 in Q4-15, an increase from $0.66 in Q3-15 Announced temporary reduction in quarterly cash distributions to $0.14 per unit in December 2015 (previously $0.70 per unit) Reallocating internally generated cash flows to fund profitable growth projects, resulting in higher DCF per LP unit in the future Secured 20-year contract to develop an LNG regasification project in Bahrain, increasing total forward fixed revenues to $12.1 billion Deliveries of innovative MEGI LNG carrier newbuildings on-track Creole Spirit delivered today Exmar LPG joint venture took delivery of the sixth of its 12 LPG carrier newbuildings 3 1 Distributable cash flow (DCF) is a non-GAAP measure used by certain investors to measure the financial performance of Teekay LNG and other master limited partnerships. 2 Cash flow from vessel operations (CFVO) is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies.

TGP Forward Revenues Continue to Grow Increased focus on maximizing cash flows from existing assets Cost management and fleet efficiencies Seek longer-term contracts for Magellan Spirit and Methane Spirit LNG carriers Forward Revenues for Existing Operations by Segment1 Forward Revenues for Growth Projects by Segment1 $5.2B Total Forward Fee-Based Revenues (excluding extension options) $6.9B Total Forward Fee-Based Revenues (excluding extension options) Conventional Tanker 1 As at January 1, 2016. Execute on committed growth projects Ensure projects are delivered on time and on budget Seek long-term contracts for two unchartered MEGI LNG newbuilds delivering in 2017 and 2019 * * LNG LPG * * Average Remaining Contract Length by Segment¹ 12 years 13 years 6 years 3 years Teekay LNG’s fleet is approx. 97% fixed in 2016 and 2017

Teekay LNG Fleet Update

Focused on securing employment for few unchartered vessels

LNG
~90% of Revenues

- **On-the-water LNG fleet substantially contracted in 2016 and 2017**
  - No significant roll-overs until 2018 (2 smaller LNGCs)
- **Long-term contracts performing as expected, with one exception**
  - Due to political unrest in Yemen, agreed to a one-year charter deferral on the Arwa and Marib Spirits (52%-owned)
    - Expect deferral to negatively impact TGP's share of CFVO and DCF by ~$18 million in 2016
  - Will recover deferred charter-hire upon restart of exports
- **>90% of TGP's newbuilding LNG fleet is contracted**
  - Bidding on opportunities for medium to long-term business for 2 uncommitted newbuildings delivering in 2017 and 2019.

LPG and Tankers
~10% of Revenues

- **Businesses have been operating as expected with majority of fleet fixed on long-term contracts**
  - LPG and Tanker fleet is >90% fixed for 2016

5

New LNG Supply Expected to Drive Shipping Demand 140 MTPA of export capacity starting up by 2019 More sanctioned projects now looking to charter uncommitted LNG carriers rather than order newbuilds Source: Company Reports, Internal Estimates Next wave of LNG supply from Australia and USA is about to arrive

Up to 70 Additional Newbuild Orders Expected by 2020 Source: Internal Estimates Charterer preference is for 170 - 180k cbm MEGI units

World’s First MEGI LNG Carrier Newbuildings Creole Spirit Delivered today Will commence charter in late-February Oak Spirit Completing trials in late Q1-16 Will commence charter in Q3-16 Both vessels will lift volumes from Cheniere’s Sabine Pass LNG export facility on 5-year charter contracts Estimated annual CFVO of $50 million and DCF of $30 million Completed a ~$360 million long-term lease facility with ICBC Leasing

Bahrain FSU and LNG Import Terminal TGP’s new joint venture with strategic partners secured a 20-year contract with the Kingdom of Bahrain (S&P: BBB-) to develop an LNG receiving and regasification terminal Total project capacity of 800 million standard cubic feet per day Helps meet Bahrain’s increasing demand for natural gas for industrial and urban development TGP to provide the project with technical LNG expertise and an FSU by modifying one of TGP’s existing MEGI LNG newbuildings Project start-up in July 2018 Estimated annual CFVO of $45 million* 80% long-term debt financing expected to be secured (primarily Korean ECA) 30% 30% 20% 20% TGP’s Share ($ millions) To Date 2016 2017 2018 Total CAPEX (plant + FSU) 27 122 128 212 489 Anticipated Debt - <118> <128> <140> <386> Equity 27 4 - 72 103 * Proportionate share

TGP’s CFVO Continues to Grow Includes TGP’s proportionate share of equity-accounted investment CFVO Committed growth in 2018 – 2020 expected to add approximately $250M of annual CFVO(1) (1) Refer to appendix for growth project list. (2) Assumes sale of the Teide Spirit in Q3-2017. CFVO expected to grow moderately through 2017, with majority of growth coming in 2018 - 2020

Appendix

Distributable Cash Flow Q4-15 vs. Q3-15 See Adjusted Operating Results in the Appendix to this presentation for a reconciliation to the amount reported in the Consolidated Statements of Income and Comprehensive Income in the Q4-15 and Q3-15 Earnings Releases. For a reconciliation of Distributable Cash Flow, a non-GAAP measure, to the most directly comparable GAAP figures, see Appendix B in the Q4-15 and Q3-15 Earnings Releases.

TGP FORECASTED SEGMENT CFVO Key Assumptions Yemen LNG (2 x LNG carriers which TGP has a 52% interest) returns to full rate beginning 2017 2 x 52% owned LNG carriers (Methane Spirit & Magellan Spirit) without long-term contracts secure time charters at market rates in 2017 MEGI newbuild delivering in Q1-2017 is assumed to earn market rates TGP sells 2 x Suezmax tankers (Q3-2017 and Q3-2018) and 1 x Handymax product tanker (Q3-2019)

Forecast Assumptions – Vessel Deliveries and Sales Assumed Vessel Sales: 1 x Suezmax – Q3-2017 1 x Suezmax – Q3-2018 1 x Handymax – Q3-2019

Cheniere Energy MEGI LNG Carriers First ever MEGI LNG newbuilding on track for delivery to Cheniere Energy in Feb. 2016 Two vessels will lift volumes from Cheniere’s Sabine Pass LNG export facility Creole Spirit Completed trials in October 2015 Expected to commence charter in late-Feb. 2016 Oak Spirit Completing trials in Q1-16 Expected to commence charter in Q3-16 5-year charter contracts Estimated annual CFVO of $47 million Long-term leasing facility of $359 million secured ($ millions) To Date 2016 Total CAPEX 134 284 418 Debt - <359> <359> Equity 134 <75> 59

Strategic LNG Contracts with Shell 5 MEGI LNG newbuildings under construction Further strengthens Teekay’s existing relationship with Shell Six to eight year charter contracts with additional extension options Scheduled for delivery in 2H-2017 into 2018 Estimated annual CFVO of $88 million Long-term debt facility of ~$800 million expected to be secured (evaluating Export Credit Agency, leases and commercial debt) ($ millions) To Date 2016 2017 2018 Total CAPEX 211 44 420 353 1,028

Yamal LNG Project 50/50 joint venture with China LNG Shipping Enhances the JV’s access to Chinese financing Six ARC 7 icebreaker LNG carriers Scheduled to deliver 2018 through 2020 Fee-based contracts through to 2045, plus extension options Estimated annual CFVO of $114 million* Long-term debt facility of $800 million* expected to be secured TGP Share ($ millions) To Date 2016 2017 2018 2019 2020 Total CAPEX 107 65 83 379 230 223 1,087 (50.1%) (20%) (9.9%) (20%) Silk Road Fund Summer route (NSR) Russia to China – 18 days Winter route Russia to China – 53 days * Proportionate share

Exmar LPG Carriers 50/50 LPG joint venture with Belgium-based Exmar NV Six mid-size LPG carrier newbuildings Scheduled to deliver between 2016 and 2018 Three of the vessels will commence charter contracts ranging from two to five years, with additional extension options Estimated annual CFVO of $25 million* Long-term debt facility of $56 million* secured, with an additional $95 million* expected to be secured TGP’s Share ($ millions) To Date 2016 2017 2018 Total CAPEX 20 57 57 17 151 * Proportionate share

Other LNG Carriers 20-year fixed-rate time charter contracts plus extension options with Shell (ex. BG) for 4 LNG carrier newbuildings, scheduled to deliver between Sep-2017 and Jan-2019 30% ownership interest in the first two vessels and 20% ownership interest in the second two vessels Estimated annual CFVO of $25 million* Long-term debt facility of $196 million* secured 13-year time-charter contract with BP Shipping Ltd. (BP) for 1 MEGI LNG carrier newbuilding commencing in Q1-2019 Vessel will primarily service BP volumes from Freeport LNG project at Quintana Island, Texas - TGP’s second major U.S. LNG export project Estimated annual CFVO of $20 million Long-term debt facility of ~$170 million expected to be secured 2 uncontracted MEGI LNG carrier newbuildings scheduled to deliver in 2017 and 2019 Long-term debt facility of ~$335 million expected to be secured TGP Share ($ millions) To Date 2016 2017 2018 2019 Total CAPEX 142 28 263 236 247 916 * Proportionate share

Adjusted Operating Results Q4-15 See Appendix A to the Partnership's Q4-15 earnings release for description of Appendix A items. Reallocating the realized gains/losses to their respective line as if hedge accounting had applied. Please refer to footnotes (3) and (4) to the Consolidated Statements of Income and Comprehensive Income in the Q4-15 Earnings Release. Please refer to footnote (2) to the Consolidated Statements of Income and Comprehensive Income in the Q4-15 Earnings Release.

Adjusted Operating Results Q3-15 See Appendix A to the Partnership's Q3-15 earnings release for description of Appendix A items. Reallocating the realized gains/losses to their respective line as if hedge accounting had applied. Please refer to footnotes (3) and (4) to the Consolidated Statements of Income and Comprehensive Income in the Q3-15 Earnings Release. Please refer to footnote (2) to the Consolidated Statements of Income and Comprehensive Income in the Q3-15 Earnings Release.

2016 Drydock Schedule Note: In the case that a vessel drydock straddles between quarters, the drydock has been allocated to the quarter in which the majority of drydock days occur.